Exhibit 3.0

Southern Trust Securities Holding Corp. Announces Effectiveness of Resale Registration Statement

Miami –  December 31/ (BUSINESS WIRE) – Southern Trust Securities Holding Corp. (“STS” or the “Corporation”) a financial services holding corporation, announced today that it closed its issuer tender offer exchanging all 430,000 of its issued and outstanding shares of Series B 8% Convertible Preferred Stock (the “Series B Preferred Stock”) for an equal number of restricted shares of Series C 8% Convertible Preferred Stock (“Series C Preferred Stock”) on December 31, 2007 and canceling the tendered shares of Series B 8% Convertible Preferred Stock.  As a result of the share exchange, shares of Series C Preferred Stock were issued to holders of Series B Preferred Stock, which both convert to shares of STS’s common pursuant to a conversion ratio that is more advantageous and for which the share price at which a redemption may be triggered is lower than was the case for the series B Preferred Stock.  More specifically, the Series C Preferred Stock is convertible into shares of STS’s common stock pursuant to a conversion ratio of 4 shares of common per share of preferred whereas the Series B Preferred stock was convertible pursuant to a conversion ratio of 2.31 shares of common per share of preferred.   The common share price at which a redemption may be triggered is $4.50 for the Series C Preferred Stock instead of the $5.28 which was provided for by the Series B Preferred Stock. There are no other differences between the terms and designations of STS’s Series B Preferred Stock and Series C Preferred Stock.

STS, based in Coral Gables, Florida, is a holding company formed in 1998, which has two wholly-owned subsidiaries: Capital Investment Services, Inc., an introducing broker/dealer which is a member of FINRA/SIPC and CIS Asset Management, Inc., a registered investment adviser.

CIS manages financial portfolios for individuals, pension funds, retirement plans, foundations, trusts and corporations. CIS offers its clients access to all major domestic and international securities and options exchanges, as well as trading in fixed income products, options, corporate, government, agencies, municipals, and emerging market debt.  CIS also has an investment banking group which focuses on merger and acquisition services, private placements convertible into publicly traded shares, and private placements bridging to public offerings through reverse mergers into publicly traded shell corporations.

Forward- Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the Corporation’s current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release.. Except as otherwise required by federal securities laws, the Corporation undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties.

Southern Trust Securities Holding Corp.

Robert Escobio

Chief Executive Officer

305-446-4800